MOUNTAIN RENEWABLES, INC.
4320 Eagle Point Parkway, Suite A
Birmingham, AL 35242
205-453-9650

November 17, 2010
VIA EDGAR
Pamela Long
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Washington, DC 20549

Re:	Mountain Renewables, Inc.
Current Report on Form 8-K
Filed September 22, 2010
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 26, 2010
Form 10-Q for Fiscal Quarter Ended March 31, 2010
Filed May 14, 2010
Form 10-Q for the Fiscal Quarter Ended June 30, 2010
Filed July 13, 2010
File No. 333-159577

Dear Ms. Long:

I am writing in response to your letter dated October 19, 2010.  For reference, the Staff’s comments are copied below, indented, each followed by our response.

Form 8-K filed on September 22, 2010

General

1.
We note that you have not provided disclosure pursuant to Item 5.06 of Form 8-K (Change in Shell Company Status). In view of your nominal assets and nominal operations prior to the completion of the Share Exchange, it appears that you may have been a shell company. Please provide us with your analysis as to why you believe you were not a shell company and thus did not have to provide disclosure pursuant to Item 5.06. Please note that we may have additional comments based on your response.

Response to Comment 1

We omitted the Item 5.06 disclosure on the basis of the representation of prior management that the Company was not a shell prior to completion of the Share Exchange.  Upon further consideration, we determined that we lack sufficient evidence of a prior business for us to rely upon that prior representation.  Accordingly, when the Staff has completed its review of our responses to the Staff’s comments, we will file an amendment to the September 22 8-K in which we will include Item 5.06 disclosure.

2.
Please file an amendment to your current report on Form 8-K to provide all of the information required by Item 5.01 of Form 8-K. In this regard, we note for example, that your existing disclosure does not clearly identify the persons who have acquired control and the persons who have surrendered control, or the consideration paid for control.

Response to Comment 2

When the Staff has completed its review of our responses to the Staff’s comments, we will file an amendment to the September 22 8-K in which we will insert the following as the fourth paragraph on page 2:

As a result of the Share Exchange and related transactions, a change in control of the Company occurred on September 22, 2010.  Prior to the Share Exchange, Richard Giannotti, as sole officer and director and as a significant shareholder, shared control with Bristlecone Associates, LLC, which was a significant shareholder.  After the Share Exchange, control rests with GSA International Group, Inc., as holder of 58.5% of the outstanding shares, and with the three new members of the Board of Directors identified below, who were appointed to the Board by Mr. Giannotti pursuant to the terms of the Share Exchange Agreement.  The consideration for the change in control was the transfer to the Company of ownership of GCED and ARCIS, as described above.

Item 1.01. Entry Into a Material Definitive Agreement, page 2

3.
Please file an amendment to your current report on Form 8-K to revise your disclosure to name all of the parties to the Share Exchange Agreement, including, but not limited to, the shareholders of GSAI. Please refer to Item 1.01(a)(1) of Form 8-K.

Response to Comment 3

When the Staff has completed its review of our responses to the Staff’s comments, we will file an amendment to the September 22 8-K in which we will modify the second paragraph on page 2 to state:

The parties to the Stock Purchase Agreement were, on the one hand, the Company and its principal shareholders:  Bristlecone Associates, LLC, a Colorado limited liability company (“Bristlecone”)and Richard Giannotti, and, on the other hand, GSA International Group Ltd., a British Virgin Islands corporation (“GSAI”) and its subsidiary, ARCIS, and GCED and its shareholders, Kenneth A. Flatt., Jr, and Active Transportation Services, LLC, an Alabama limited liability company (“Activa”).  Pursuant to the Stock Purchase Agreement, in exchange for 100% of the membership interest in GCED, the Company issued to GSAI 11,000,000 shares of its common stock.  The Company also issued 2,200,000 shares of common stock to Kenneth Allen Flatt, Jr. and Activa for their 100% membership interest in GCED.  As a result of the Share Exchange, GSAI became the majority shareholder of the Company.  The owners of GSAI are Robert Di Marco (50%), Adriana Di Marco (30%), Jose A. Rios (10%) and Nolan Knight (10%).

4.
In this section, please revise your disclosure to discuss the negotiations leading up to the Share Exchange and the reasons why the parties chose the particular transaction. In addition, please identify and explain the particular roles played by any individuals or entities in arranging or facilitating this transaction. Finally, please discuss whether the Company required board and shareholder approval to enter into the Share Exchange and how the Company obtained such approval.

Response to Comment 4

When the Staff has completed its review of our responses to the Staff’s comments, we will file an amendment to the September 22 8-K in which we will insert the following as the second paragraph on page 2:

The planning for the Share Exchange was initiated in the winter of 2009, when the management of GCED decided that its business would be enhanced by association with an international fuel trading business.  A mutual business associate introduced GCED to the owners of GSA International Group, Inc., a British Virgin Islands corporation (“GSAI”), who had developed relationships with sources of fuel in Asia and the Middle East, and were looking for a business partner that had the requisite licenses to carry on domestic fuel trading.  The parties decided to join their companies into a publicly-held entity in order to be able to access capital markets for funding.  Because neither GCED nor GSAI had initiated their fuel trading business, there was no possibility that they could enter the capital markets by completing a public offering on reasonable terms.  Therefore they decided to seek a merger into a public company.  After Robert Di Marco, the President of GSAI, and Kenneth A. Flatt, Jr., the President of GCED, reviewed a number of public companies that were looking for acquisitions, they were introduced to Mountain Renewables, Inc. by Scott Sandoval, a business associate, and negotiated the Stock Purchase Agreement.

In addition, we will insert as the second and third sentences of the paragraph set forth in response to Comment 3 above, the following statement:

 The Stock Purchase Agreement was approved on behalf of the Company by the Company’s Board of Directors, which at that time consisted of Richard Giannotti.  Approval by the shareholders of the Company was not required.

5.
Please revise your disclosure to disclose whether Bristlecone Associates, LLC and Richard Giannotti received any consideration the shares of common stock. In addition, please clarify what you mean by the disclosure that they surrendered their shares in connection with the Share Exchange.

Response to Comment 5

When the Staff has completed its review of our responses to the Staff’s comments, we will file an amendment to the September 22 8-K in which we will modify the third paragraph on page 2 as follows:

The Company has authorized capital stock of 100,000,000 capital shares, consisting of 100,000,000 shares of Common Stock, $.001 par value.  Before the Share Exchange, there were 13,615,000 shares outstanding, of which Bristlecone Associates, LLC, a Colorado limited liability company (“Bristlecone”), held 6,000,000 (44.0%) and Richard Giannotti owned 4,030,000 shares (29.6%).  The Stock Purchase Agreement required that, as a condition to the Share Exchange, Bristlecone surrender~~ed~~ 4,500,000 shares and Mr. Giannotti surrender~~ed~~ 3,500,000 shares, reducing the outstanding shares to 5,615,000.  Bristlecone and Mr. Giannotti received no payment or other consideration for their surrender of the shares, but did so in the expectation that the acquisition of GCED and ARCIS by the Company would increase the value of their remaining shares.  As a result of the Share Exchange, there are now 18,815,000 shares outstanding, of which Bristlecone holds 1,500,000 shares (8.0%) and Mr. Giannotti owns 530,000 shares (2.8%).

6.
We note that the Share Exchange Agreement contemplates the Company increasing its authorized capital and changing its name. Please revise your disclosure to address the status of these actions. In doing so, please consider the applicability of Items 5.03 and 5.07 of Form 8-K.

Response to Comment 6

Since the name change and increase in authorized shares were not approved by the Company or the shareholders when the September 22 8-K was filed, no disclosure was made in that filing about those matters.  This week the Company will file a separate Form 8-K announcing the change in corporate name and increase in authorized stock.

New Management, page 2

7.
On page 3, we note that each of your executive officers will be employed by you on a part-time basis. Please revise your disclosure to disclose how many hours per week you expect each executive officer to devote to you.

Response to Comment 7

Because none of our officers works a standard 40 hour work week, disclosure of the number of hours per week they will devote to the Company would not be useful.  However, when the Staff has completed its review of our responses to the Staff’s comments, we will file an amendment to the September 22 8-K in which move the referenced sentence from page 3 to the end of the “New Management” section on page 4 as the beginning of a new paragraph, thus:

Each of the three officers will be employed on a part-time basis, as Kenneth Flatt, Trevis Lyon and Deborah Flatt are also employed by American Plant Services, LLC.  We expect that they will allocate their business time between the Company and American Plant Services, LLC thus:

	Mountain Renewables	American Plant Services
Kenneth A. Flatt, Jr.	70%	30%
Trevis Lyon	75%	25%
Deborah K. Flatt	30%	70%

8.
Please revise your disclosure to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve as your director at the time that the disclosure is made, in light of your business and structure. If material, this disclosure should cover more that the past five years, including information about the person's particular areas of expertise or other relevant qualifications. See Item 401(e) of Regulations S-K.

Response to Comment 8

When the Staff has completed its review of our responses to the Staff’s comments, we will file an amendment to the September 22 8-K in which we will add a second sentence to each paragraph of biographical disclosure on pages 3 and 4 thus:

Kenneth A. Flatt, Jr.:  Mr. Flatt has also been elected to serve as a member of our Board of Directors, in order to provide the Board the benefits of his experience in managing the growth of two businesses from start-up to stability.

Trevis M. Lyon:  Mr. Lyon has also been elected to serve as a member of our Board of Directors, in order to provide the Board the benefits of his experience in implementing operational systems for developing businesses.

Deborah K. Flatt:  Ms. Flatt has also been elected to serve as a member of our Board of Directors, in order to provide the Board the benefits of her experience in the financial management aspects of the growth of two businesses from start-up to stability.

Information regarding the Acquired Companies, page 5

9.
  Please disclose and describe the nature of the relationships among the companies in the GFL Group. Please also explain in detail how the Company fits into the network of the affiliated companies in the GFL Group.

Response to Comment 9

When the Staff has completed its review of our responses to the Staff’s comments, we will file an amendment to the September 22 8-K in which we will modify the second paragraph on page 5 thus:

ARCIS Energy, Inc. (“ARCIS”) and Gulf Coast Energy Distribution, LLC (“GCED”) are both development stage companies.  ARCIS was organized in July 2010, and has not engaged in any significant business.  GCED was organized in 2006, but did not initiate business until 2009, and has not generated any revenue to date.  The two companies were organized to serve as the fuel distribution component of a network of affiliated industrial service companies that are controlled by either GSA International Group, Inc. (“GSAI”) or Kenneth and Deborah Flatt and Trevis Lyon.  For purposes of this discussion, we will refer to these companies as the GFL Group. Members of the GFL Group are related to each other by common ownership - the majority owner of each is one of the Company’s principal shareholders.  They also share office facilities, staff and management, and have in the past jointly pursued business opportunities.  GCED and ARCIS provide the GFL Group the benefits of participation in the fuel trading industry, including market access for clients seeking to acquire or dispose of fuel supplies.  Other members of the GFL Group include:

10.	Please expand your disclosure to address the business of the Company and the industry in which it will do business. If the Company will serve as a holding company, please disclose this.

Response to Comment 10

When the Staff has completed its review of our responses to the Staff’s comments, we will file an amendment to the September 22 8-K in which we will modify the first paragraph on page 6 thus:

The members of the GFL Group have more than $12 million in assets and equipment and 180 employees.  Collectively, they had achieved a 35% compound annual growth rate.  We expect that the success and size of these affiliated businesses will enable ARCIS and GCED to present themselves as attractive counterparties in the oil trading business.  Our long-term plan is that Mountain Renewables will be a holding company for a number of interrelated entities that will provide services to American industry.  Toward that end, ~~In addition,~~ the Stock Purchase Agreement includes a covenant that during the 45 days after the Share Exchange, the Company will negotiate to obtain control of APS and MFR.  APS provides cleaning, environmental, and safety services to industrial facilities.  MFR offers solvent rag and absorbent recycling programs to companies.  If those acquisitions are completed, the Company will be able to present itself to the industry as a green energy environmental company.  To date, the negotiation of terms for those acquisitions has not taken place.  So there is no assurance that the acquisitions will, in fact, occur.  If, for some reason, we are unable to complete those acquisitions, we will seek for other existing businesses that are compatible with our long-term plan to develop a multi-faceted industrial services enterprise.

11.	Please provide us with supplemental support for the quantitative disclosures you make on page six about the GFL Group.

Response to Comment 11

As supplemental information, we are today sending to Jessica Kane of your staff (a) the financial statements of Advanced Plant Services, LLC, and (b) the Active Employee List of Advanced Plant Services, LLC.  Please note that the financial statements are unaudited and not necessarily prepared in accordance with GAAP, as they were intended for internal use only.

When we prepared the September 22 8-K we used the gross value of the assets of the GFL Group in the first sentence on page 6.  On review we have determined that we should have used the asset value net of depreciation.  Accordingly, when the Staff has completed its review of our responses to the Staff’s comments, we will file an amendment to the September 22 8-K in which we will replace “$12 million” in that sentence with “$9 million.”

ARCIS Energy, Inc., page 7

12.
We note that GCED has secured both federal and state licenses that permit it to distribute various types of fuel. Please disclose whether ARCIS Energy requires any permits or licenses to begin operations and if so, whether you have obtained these permits and licenses. Additionally, please discuss the cost of regulatory compliance. To the extent that regulatory compliance is a material expense, please so discuss in your MD&A.

Response to Comment 12

When the Staff has completed its review of our responses to the Staff’s comments, we will file an amendment to the September 22 8-K in which we will modify the paragraph at the top of page 9 headed “Government Regulation” as follows:

All of the activities of ARCIS will be carried out in the international market. Therefore ARCIS will not require any special licensing nor be subject to any special reporting requirements relating to its business.   GCED, on the other hand, is located in Birmingham, Alabama, ~~and has been licensed by the State of Alabama to distribute and sell fuel products within that State~~ and will be engaged in the interstate distribution of fuel products.  For that reason, GCED is required to obtain a 637 License from the Internal Revenue Service and to file monthly reports of the shipments of fuel that it arranges.  GCED is also required to obtain a Motor Fuel License from the State of Alabama, to post a bond with the State of Alabama, and to file monthly reports of fuel shipments.  GCED has obtained the required licenses and is current in its filing requirements.  At present, there is no material cost resulting from our regulatory obligations, as we have no shipments to report to date.  In the future, the cost of regulatory compliance will add to our general and administrative expense, although we cannot at this time predict the size of the expense, as it will depend on the level of operations that we achieve.  ~~GCED has also obtained all federal licenses necessary to engage in interstate distribution of fuel products.  It has also obtained IRS Form 637 excise tax registration.~~

13.
Please amend your filing to provide a more enhanced discussion regarding the material terms of the joint venture agreement you have with Premium Investment Group Inc, Inc. (PREMI) and the impacts it may have on your liquidity and operations. In this regard, please discuss the financing fees related to this agreement and any other requirements of the arrangement. Additionally, please discuss how the Company will fund their operations if PREMI were to terminate this agreement.

Response to Comment 13

When the Staff has completed its review of our responses to the Staff’s comments, we will file an amendment to the September 22 8-K in which we will address the PREMI agreement in the Liquidity and Capital Resources section (see response to Comment 22 below) and will add at the end of the third paragraph on page 7 the following:

Either party may terminate the agreement on thirty days notice.  If PREMI were to terminate the agreement, ARCIS would be unable to finance its fuel trades unless and until it secured a replacement lender.

Gulf Coast Energy Distributions, LLC, page 8

14.	Please disclose the name of the federal agency that issues the license held by GCED.

Response to Comment 14

See response to Comment 12.

15.
Please disclose more precisely the number of contracts to which GCED is a party. In addition, please clarify if the JEA agreement is representative of these contracts. Additionally, please tell us what consideration you have given to publicly filing these contracts.

Response to Comment 15

Upon review, we have determined that the description of GCED’s business in the September 22 8-K overstated its third party relationships, given that the only formal agreements to which it is a party are the JEA agreement and the EcoDomaine letter of intent.  Therefore, when the Staff has completed its review of our responses to the Staff’s comments, we will file an amendment to the September 22 8-K in which we will modify the last sentence of the first paragraph on page 8 and the first two sentences of the succeeding paragraph thus:

GCED has established contacts with potential ~~and~~ clients in the aviation, energy and utilities, paper, concrete, manufacturing and transportation industries, as well as in retail and wholesale distribution.

GCED is currently party to one ~~a number of~~ contract~~s~~ that will facilitate its entry into the energy trading business.  That ~~The~~ contract~~s~~ is ~~include~~ an Engagement Letter with Jet Exclusive Aviation LLC (“JEA”) signed on September 23, 2009.

We have filed the JEA agreement as an exhibit to the September 22 8-K.  We have not filed the EcoDomaine letter of intent as an exhibit because it is a non-binding instrument that may or may not become material to the Company.

16.
We note that Gulf Coast Energy Distribution (GCED) has executed a non-binding letter of intent with the EcoDomaine Refining Inc. to acquire certain assets. Please revise your filing to discuss how you intend to fund the acquisition of these assets and the related impact it may have on you liquidity and operations.

Response to Comment 16

When the Staff has completed its review of our responses to the Staff’s comments, we will file an amendment to the September 22 8-K in which we will address the EcoDomaine proposal in the Management’s Discussion of Financial Statements section, as set forth below in response to Comment 22, and will modify the third and fourth paragraphs on page 8 thus:

In February 2010 GCED ~~has also~~ executed a non-binding letter of intent with EcoDomaine Refining Inc. to acquire certain assets used in EcoDomaine’s Green River Refining production and development business.  The Company’s management is continuing to review the benefits and costs that might arise from the transaction, and we are uncertain at this time whether the transaction will be completed.  If the arrangement is reduced to a formal contract and completed, the assets acquired by GCED will include: (list of assets omitted)

The contemplated purchase price is $9.3 million with an extended profit sharing arrangement of between $1 million and $3 million based on a percentage of future profits.  In order to fund the acquisition, we would have to seek a combination of secured bank financing and capital raised through the sale of the Company’s equity.  We are, at present, uncertain if either component of the required finance package would be available on favorable terms.If the arrangement with EcoDomaine Refining is brought to completion, the business of GCED will expand from its current focus on fuel trading into fuel production activities.

Government Regulation, page 9

17.	Please identify the agencies that regulate your business and provide a brief description of the regulatory framework.

Response to Comment 17

See response to Comment 12.

Competition, page 9

18.	Please disclose the principle methods of competition. See Item 101(h)(iv) of Regulations S-K.

Response to Comment 18

When the Staff has completed its review of our responses to the Staff’s comments, we will file an amendment to the September 22 8-K in which we will add to the end of the second paragraph on page 9, headed “Competition,” the following text:

Our plan is to compete by developing personal relationships with smaller suppliers of fuel to the domestic and international market, offering them better terms and more flexible delivery and payment conditions that they customarily achieve from the larger participants in the market.  We cannot predict whether this approach will bring us success, as we have not yet initiated deliveries.

Employees, page 9

19.	Please disclose the number of employees, including executive officers, for the Company. See Item 101(h)(xii) of Regulation S-K.

Response to Comment 19

When the Staff has completed its review of our responses to the Staff’s comments, we will file an amendment to the September 22 8-K in which we will modify the paragraph on page 9 titled “Employees” thus:

  At the present time, ~~Neither~~ GCED ~~nor ARCIS currently have~~ has three employees, who are ~~other than~~ the officers of the Company.  ARCIS has two employees at present, who are officers of ARCIS.  All work performed to date has been performed by those officers or by affiliates of our principal shareholder, GSAI, or by consultants who were retained on a project or month by month basis.  We intend to immediately increase our staff.

20.
In appropriate place, please include a discussion of the sources and availability of oil and petroleum products. We note your statement on page 10 that "[o]bstacles may occur in locating a continued supply of oil and petroleum products." See Item 101(h)(v) of Regulation S-K.

Response to Comment 20

When the Staff has completed its review of our responses to the Staff’s comments, we will file an amendment to the September 22 8-K in which we will insert as the third paragraph on page 7 the following:

Our ability to compete among the fuel industry giants will depend on the relationships we develop with sources of fuel.  During the past few years, the current management of ARCIS has developed relationships with government officials and fuel suppliers in the Republic of Bashkortostan in the Russian Federation.  Through those relationships, they have developed further relationships with fuel sources in Kazakhstan.  Those relationships enabled us to negotiate the supply contracts identified above directly with key refineries for the product we wish to acquire and for the transport, storage and loading of the product.  The supply capabilities provided by these contracts start at 15,000 tons per month and can expand to 75,000 tons per month into 2011.  We are also currently developing similar relationships in the Kingdom of Saudi Arabia, and have initiated the process of registering there as a wholesaler.

Management's Discussion of Financial Statements, page 9

21.
We note your statement "[u]nder its business plan, GCED will begin generating revenues as crude oil and refined petroleum products are purchased under its contracts with suppliers and resold." Please provide more detailed disclosure regarding the Company's business plan, including a timeframe for when ARCIS and GCED will begin operations and begin generating meaningful revenue.

Response to Comment 21

When the Staff has completed its review of our responses to the Staff’s comments, we will file an amendment to the September 22 8-K in which we will add the following text to the end of the last paragraph on page 9:

In order to commence trading operations, GCED will require significant capital contributions to finance the purchase of fuel.  We are currently exploring possible sources of the necessary funds, but have not secured any commitment.  Therefore we do not know at this time when GCED will initiate substantial operations.

We will also insert the following as the fourth paragraph on page 10:

As noted above, ARCIS is party to two supply contracts with Bashkir Fuel Company and has secured the financing necessary to fulfill the contracts via its joint venture agreement with Premier Investment Group, Inc.  We expect, therefore, that ARCIS will initiate revenue production during the winter of this year.

22.
In this section please provide a discussion on liquidity and capital expenditures. See Item 303(a) of Regulation S-K. Please specifically address your plans to meet your liquidity needs for the remainder of this year and for next year. Please disclose any material capital requirements, the amount of financing will need to begin operations and meet any capital requirements, and how you intend to achieve that financing. Please also address the uncertainty surrounding the Company in connection with the auditor's going concern opinion regarding GCED.

Response to Comment 22

When the Staff has completed its review of our responses to the Staff’s comments, we will file an amendment to the September 22 8-K in which we will add the following to the section titled “Management’s Discussion of Financial Statements” at page 10:

Liquidity and Capital Resources

At the present time we have no working capital and no valuable assets to secure a lending arrangement. The opinions of the auditors on the financial statements of GCED and ARCIS both express that there is substantial doubt as to whether those entities will continue as going concerns.  Initiation of our operations will depend on our ability to secure financing.

Because ARCIS has an available source of credit in its joint venture with PREMI, we need only a modest amount of capital - several hundred thousand dollars - to provide the working capital that will permit us to initiate ARCIS’ operations. We expect to obtain those funds by the sale of securities to our business associates.   Over the long term, however, our profitability will depend on our ability to replace the PREMI joint venture with more affordable financing.  Under the PREMI arrangement, our costs of financing will include interest at market rate, administrative costs of the letter of credit processing, plus 25% of the gross profits from each transaction - we cannot estimate the total financing cost, since we have no historical record on which to base an expectation of transaction profits, but we anticipate the cost of financing under this arrangement may be twice that paid by our larger competitors.

GCED, on the other hand, has no source of financing available to it at this time.  In order to participate in the domestic fuel market, GCED will need several million dollars of capital.  We are exploring financing opportunities currently available, but have received no commitment of funds.

Other than working capital required to fund our operations, including the costs attendant to being a public company, we have no commitments that will require expenditure of funds.  GCED is, however, party to a letter of intent to acquire the assets of EcoDomaine Refining Inc.  We have not determined whether we will pursue completion of that acquisition.  If we do, however, we will require $9.3 million for the purchase price.  Because of our lack of business history, those funds, if available, are likely to be expensive, involving secured loans at above-market rates and equity financing on terms available to start-up operations.  Completion of the EcoDomaine acquisition could, therefore, result in a substantial burden on our liquidity and results of operations for the terms of any related loans.

Risk Factors, page 10

Our business and operations are newly established. Unless we effectively manage our growth, we may not be profitable and may fail, page 10

23.	In this risk factor, please clearly state that Mountain Renewables, GCED and ARCIS are all development stage companies with minimal operations.

Response to Comment 23

When the Staff has completed its review of our responses to the Staff’s comments, we will file an amendment to the September 22 8-K in which we will replace the first paragraph of this risk factor with the following:

Both Mountain Renewables and its subsidiaries, ARCIS and GCED, were recently formed.  They are all in the development stage, and none of them has any significant operations.  Neither Mountain Renewables nor ARCIS has generated any revenue; GCED had generated only $790 in revenue as of June 30, 2010.   The opinions of the auditors on the financial statements of GCED and ARCIS both express that there is substantial doubt as to whether those entities will continue as going concerns.

Executive Compensation, page 13

24.	Please provide disclosure regarding the compensation of your executive officers and directors. To the extent that you do not currently compensate your officers and directors, please so state.

Response to Comment 24

When the Staff has completed its review of our responses to the Staff’s comments, we will file an amendment to the September 22 8-K in which we will insert the following text at the beginning of the “Executive Compensation” section on page 13:

We currently do not pay any compensation to our officers, nor are we accruing any obligation for later payment.  We will commence paying compensation to our officers when our finances permit.

25.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us as to the basis of your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response to Comment 25

Our current compensation policy is that we do not compensate our executive officers.  Since the risk that follows from failing to compensate one’s employees should be obvious to the reader of this Report, we did not include any specific disclosure in response to Item 402(s).

Description of Securities, page 14

26.	We note your statement that you have 18,750,000 shares outstanding. However, on page 2, you state that you have 18,815,000 shares outstanding. Please reconcile accordingly.

Response to Comment 26

The statement on page 14 is erroneous.  When we amend the September 22 8-K, we will correct it to state that there are 18,815,000 shares issued and ourstanding.

Recent Sales of Unregistered Securities, page 15

27.
We note that you issued 4,000,000 founders shares to Richard Giannotti in November 2008. Please revise to clarify whether founders shares are shares of common stock. In addition, please reconcile this disclosure with the disclosure on page 2 that Mr. Giannotti has 4,030,000 shares.

Response to Comment 27

When the Staff has completed its review of our responses to the Staff’s comments, we will file an amendment to the September 22 8-K in which we will replace the first sentence of the first bullet point under “Recent Sales of Unregistered Securities” on page 15 with the following:

During November 2008, the Company issued 4,000,000 shares of common stock to the founder of the Company, Richard Giannotti, and 6,000,000 shares of common stock to Bristlecone Associates, LLC.

Mr. Giannotti also received 30,000 of the 3,375,000 shares discussed in the second bullet point under that heading.

Market Price and Dividends on Common Equity and Other Shareholder Matters, page 16

28.	Please identify the market or exchange where your common stock is traded. Please also state the number of holders of your common stock. See Item 201(a)(1) and (b) of Regulation S-K.

Response to Comment 28

When the Staff has completed its review of our responses to the Staff’s comments, we will file an amendment to the September 22 8-K in which we will insert the following at the end of the first paragraph under “Market Price and Dividends (etc.)” on page 16:

Our common stock is now listed for quotation on the OTC Bulletin Board under the symbol “MWBL.”  There are 34 shareholders of record of our common stock as of the date of filing of this Report.

Exhibits, page 17

29.
Please revise to include in your exhibit index all of the exhibits that would be required by Item 601 of Regulation S-K in connection with a Form 10 registration statement. To the extent you plan to incorporate exhibits by reference, please identify the filing in which it may be found.

Response to Comment 29

When the Staff has completed its review of our responses to the Staff’s comments, we will file an amendment to the September 22 8-K in which we will modify the “Exhibits” list to include the following:

3-a
Articles of Incorporation of Mountain Renewables, Inc. - filed as exhibit 3.1 to the Registration Statement on Form S-1 (File No. 333-159577) filed on May 29, 2009 and incorporated herein by reference.

3-b	Bylaws of Mountain Renewables, Inc. - filed as exhibit 3.2 to the Registration Statement on Form S-1 (File No. 333-159577) filed on May 29, 2009 and incorporated herein by reference.

21	Subsidiaries:	Arcis Energy, Inc., a Nevada corporation
Gulf Coast Energy Distribution, LLC, an Alabama limited liability company

30. Please tell us when you plan to file audited financial statements for ARCIS.

Response to Comment 30

The audited financial statements will be filed on or prior to December 5, 2010.

Report of Independent Registered Accounting Firm, page F-1

31.
Please amend your filing to include a revised audit report which properly includes the city and state of issuance by your independent registered accounting firm. Refer to Rule 2-02(a) of Regulation S-X.

Response to Comment 31

When the Staff has completed its review of our responses to the Staff’s comments, we will file an amendment to the September 22 8-K in which we will include a revised audit report which includes the city and state of issuance by the independent registered accounting firm for GCED.

Form 10-K for the Fiscal Year Ended December 31, 2009

Controls and Procedures, page 19

32.
We note that your CEO and CFO concluded that your disclosure controls and procedures are effective "in timely alerting them to material information required to be included in our periodic SEC filings." This qualifier is not appropriate. Please confirm to us that your CEO and CFO concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report without this qualification. Please comply with this comment in future filings.

Response to Comment 32

We have confirmed with the prior CEO/CFO that he intended to represent that disclosure controls and procedures were effective.  In future filings we will omit the qualifier noted in this comment.

Directors, Executive Officers, and Corporate Governance, page 19

33.
In future filings, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve as your director at the time that the disclosure is made, in light of your business and structure. If material, this disclosure should cover more than the past five years, including information about the person's particular areas of expertise or other relevant qualifications. See Item 401(e) of Regulation S-K.

Response to Comment 33

In future Form 10-Ks and other future filings, as appropriate, we will include the information required by Item 401(e) of Regulation S-K.

34.	In future filings, please provide the information required to be disclosed by Item 405 and Item 407(d)(4) of Regulation S-K.

Response to Comment 34

In each future Form 10-K, we will provide the information required to be disclosed by Item 405 and, if applicable, by Item 407(d)(4) of Regulation S-K.

Exhibits, page 22

35.
In future filings, please included in your exhibit index all of the exhibits that would be required by Item 601 of Regulations S-K in connection with a Form 10-K. To the extent you plan to incorporate exhibits by reference, please identify the filing in which it may be found.

Response to Comment 35

In each future Form 10-K, we will include in our exhibit index all of the exhibits that are required by Item 601 of Regulations S-K in connection with a Form 10-K.

Signatures, page 23

36.	In future filings, please arrange for your chief executive officer, chief financial officer, principal accounting officer, and a majority of your directors to sign in those capacities.

Response to Comment 36

Each future 10-K that we file will be signed by our chief executive officer, chief financial officer, principal accounting officer, and a majority of our directors

Exhibit 31.1-Section 302 Certification

37.
In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K. Specifically, please do not remove words or phrases, such as "The Registrant's other certifying officer(s) and I" in paragraphs 4 and 5. This comment also applies to Section 302 certifications contained as Exhibit 31.1 to your Forms 10-Q for the periods ending March 31, 2010 and June 30, 2010 where you replaced "registrant" with "small business issuer." Please comply with this comment in all future annual and quarterly reports.

Response to Comment 37

In future filings we will file the CEO and CFO certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K and will eliminate references to “small business issuer” from the Section 302 certifications.

Form 10-Q for the Period Ended March 31, 2010

Evaluation of Disclosure Controls and Procedures, page 14

38.
We note your disclosure regarding disclosure controls and procedures. While your description of the definition of disclosure controls and procedures appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, your definition description and effectiveness conclusion are incomplete and you do not reference the correct rules. In this regard, we note that the description and effectiveness conclusion do not indicate that the disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Commission's rules and forms and is accumulated and communicated to your management, including your CEO and CFO, to allow timely decisions regarding disclosure. Please confirm this to us and revise accordingly in future filings. This comment also applies to your Form 10-Q for the period ended June 30, 2010.

Response to Comment 38

We have confirmed with the prior CEO/CFO that he intended to represent that disclosure controls met the standards set forth in Rule 13a-15(e).  In future filings we will modify the text used in this section to provide the proper representations.

Acknowledgement

The undersigned, as Chief Executive Officer of Mountain Renewables, Inc., hereby acknowledges that:

•	Mountain Renewables, Inc. is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Mountain Renewables, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Kenneth A. Flatt, Jr.
Kenneth A. Flatt, Jr.
Chief Executive Officer